UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 17)*

Under the Securities Exchange Act of 1934

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

Y62159143

(CUSIP Number)

Vasiliki Papaefthymiou, Esq.

Executive Vice President - Legal

Navios Maritime Holdings Inc.

Strathvale House

90 N Church Street

P.O. Box 309

Grand Cayman

KY1 - 1104 Cayman Islands

+(30)210459500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,865,147 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,865,147 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,865,147 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (1) (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents shares of common stock (“Common Stock”) of the Issuer owned by Alpha Merit Corporation, a wholly-owned subsidiary of Navios Maritime Holdings Inc.
(2)

Based on 70,677,142 shares of common stock of the Issuer issued and outstanding as of August 25, 2021 consisting of (i) 17,735,966 shares issued and outstanding as of such date as disclosed in the Agreement and Plan of Merger, dated August 25, 2021, by and among the Issuer, Navios Maritime Partner L.P. (“NMM”) and a wholly owned subsidiary of NMM (the “Merger Agreement”) filed as Exhibit 4.1 to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 26, 2021 (the “Form 6-K”), but without giving effect to the shares issued by the Issuer pursuant to, or simultaneously with the execution of, the Merger Agreement; (ii) 44,117,647 shares issued by the Issuer to NMM on August 25, 2021 pursuant to the Merger Agreement; and (iii) 8,823,529 shares issued by the Issuer to Navios Shipmanagement Holdings Corporation (“NSM”) simultaneously with the execution of the Merger Agreement in partial satisfaction of a loan from NSM to the Issuer, as disclosed in the Form 6-K.

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Alpha Merit Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,865,147
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,865,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,865,147
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No. 17 (“Amendment No. 17”) amends and supplements the Schedule 13D originally filed by Navios Maritime Holdings Inc. (“Navios Holdings”), Amadeus Maritime S.A. and Ms. Angeliki Frangou on April 8, 2010 (the “Original Schedule 13D”), as previously amended and supplemented by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010, Amendment No. 5 filed on May 26, 2010, Amendment No. 6 filed on August 6, 2010, Amendment No. 7 filed on September 15, 2010, Amendment No. 8 filed on July 20, 2011, Amendment No. 9 filed on March 27, 2013, Amendment No.10 filed on March 30, 2015, Amendment No. 11 filed on September 27, 2016, Amendment No. 12 filed on November 21, 2017, Amendment No. 13 filed on December 13, 2018, Amendment No. 14 filed on March 8, 2019, Amendment No. 15 filed on May 24, 2019, and Amendment No. 16 filed on September 5, 2019. The Original Schedule 13D, together with each of the Amendments thereto, is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 17 is being filed to disclose a change in percentage of the Issuer’s Common Stock beneficially owned by Navios Holding and its wholly owned subsidiary Alpha Merit Corporation (“Alpha”) by reason of the Issuer’s issuance of shares of its Common Stock pursuant to and in connection with the Agreement and Plan of Merger, dated as of August 25, 2021 (the “Merger Agreement”), by and among the Issuer, Navios Maritime Partner L.P. (“NMM”), a limited partnership 9.6% of the Outstanding common units of which are beneficially owned by Navios Holdings, and Navios Acquisition Merger Sub. Inc., a Republic of the Marshall Islands corporation and a wholly owned subsidiary of NMM (“Merger Sub”). Pursuant to, and subject to the terms and condition of, the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer being the surviving entity and becoming a wholly owned subsidiary of NMM, and each outstanding share of the Issuer’s Common Stock (other than the shares of Common Stock held by NMM, the Issuer and their respective subsidiaries) will be converted into the right to receive 0.1275 of a common unit of NMM.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is hereby supplemented to include the following:

Pursuant to the Merger Agreement, on August 25, 2021, NMM purchased from the Issuer 44,117,647 newly issued shares of Common Stock for an aggregate purchase price of $150,000,000, or $3.40 per share (the “Equity Purchase”). NMM used its working capital on hand to fund the purchase price for the Equity Purchase. Ms. Frangou, the Chairman and Chief Executive Officer of Martine Holdings, also serves as Chairman and Chief Executive Officer of NMM. The general partner of NMM is a company, 100% beneficially owned by Ms. Frangou. In addition, as noted above, Navios Holdings is the beneficial owner of approximately 9.6% of NMM’s outstanding common units.

In connection with the execution of the Merger Agreement, on August 25, 2021, Navios Shipmanagement Holdings Corporation (“NSM”), an entity wholly owned by Ms. Frangou, and the Issuer entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the terms of a secured term loan made by NSM to the Issuer (the “NSM Loan”) that had the outstanding balance of $98.1 million. Pursuant to the Supplemental Loan Agreement, the Issuer issued 8,823,529 shares of its Common Stock to NSM in cancelation of $30.0 million of the outstanding balance of the NSM Loan ($3.40 per share).

Prior to NSM’s acquisition of 8,823,529 shares of Common Stock pursuant to the Supplemental Loan Agreement, Ms. Frangou beneficially owned 561,104 shares of Common Stock, including 100,000 shares subject to a vested option to purchase shares at an exercise price of $58.65 per share.

Item 4.	Purpose of the Transaction.

Item 4 to the Schedule 13D is hereby supplemented to include the following:

The Reporting Persons intends to vote, or cause to be voted, the shares of the Issuer’s Common Stock beneficially owned by them in favor of the Merger and the Merger Agreement. The shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons will be converted into common units of NMM in the Merger on the same terms as is applicable to other outstanding shares of the Issuer’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 17 amends and restates Items 5(a) and (b) of the Schedule 13D as set forth below:

Navios Holdings, through its wholly-owned subsidiary, Alpha Merit, beneficially owns 4,865,147 shares (approximately 6.9%) of the Issuer’s Common Stock. The Reporting Persons share voting and dispositive power in respect of these shares.

NMM beneficially owns 44,117,647 shares of Common Stock, or approximately 62.4% of the outstanding shares of Common Stock. NMM is reporting its beneficial ownership of such shares on a Schedule 13D separately filed by NMM. NMM has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares, except as described in the Schedule 13D filed by it.

NSM beneficially owns 8,823,529 shares of Common Stock, or approximately 12.5% of the outstanding shares of Common Stock. By virtue of Ms. Frangou’s ownership of NSM, Ms. Frangou also beneficially owns such 8,823,529 shares and, in addition, beneficially owns another 561,104 shares of Common Stock, including 100,000 shares subject to a vested option to purchase shares at an exercise price of $58.65 per share. As a result, Ms. Frangou beneficially owns a total of 9,384,633 shares of Common Stock including 100,000 options, or approximately 13.3% of the outstanding shares of Common Stock. Ms. Frangou and NSM share the power to vote or direct the vote and to dispose or direct the disposition of the 8,823,529 shares. Ms. Frangou has the sole power to vote or direct the vote and to dispose or direct the disposition of the 561,104 shares, including 100,000 options.

The Reporting Persons, NMM, NSM and Ms. Frangou beneficially own in the aggregate a total of 58,367,427 shares of Common Stock, or approximately 82.5% of the outstanding shares of Common Stock. The Reporting Persons disclaim membership in a group with NMM, NSM and Ms. Frangou.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title	Chief Executive Officer

Alpha Merit Corporation

	By:	/s/ George Achniotis
	Name:	George Achniotis
	Title	President/Director